UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Zalatoris II Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G9831X 106

(CUSIP Number)

31 Hudson Yards, 11th Floor
New York, NY 10005
(646) 450-2536

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XPAC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,000,000(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,000,000(1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Comprises 1,000,000 Class B ordinary shares of XPAC Acquisition Corp. (the “Issuer”) that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097).

(2) Based on 6,514,674 Class A ordinary shares of the Issuer (following the redemptions for cash of the Class A ordinary shares of the Issuer in connection with the Issuer’s extraordinary general meeting held on July 27, 2023) and 5,490,283 Class B ordinary shares of the Issuer outstanding.

CUSIP No.	G9831X 106

1	NAMES OF REPORTING PERSON: XP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,000,000(1)(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,000,000(1)(2)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.3%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Comprises 1,000,000 Class B ordinary shares of XPAC Acquisition Corp. (the “Issuer”) that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-256097).

(2) The Class B ordinary shares are held directly by XPAC Sponsor LLC. The sole member of XPAC Sponsor LLC is XP Inc. By virtue of its control over XPAC Sponsor LLC, XP Inc. may be deemed to beneficially own shares held by XPAC Sponsor LLC.

(3) Based on 6,514,674 Class A ordinary shares of the Issuer (following the redemptions for cash of the Class A ordinary shares of the Issuer in connection with the Issuer’s extraordinary general meeting held on July 27, 2023) and 5,490,283 Class B ordinary shares of the Issuer outstanding.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed by XPAC Sponsor LLC (the “Sponsor”) and XP Inc. on August 13, 2021, relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Zalatoris II Acquisition Corp (formerly called XPAC Acquisition Corp.), a Cayman Islands exempted company (the “Issuer”), as amended by Amendment No. 1 thereto filed by the Sponsor and XP Inc. on August 20, 2021 (“Amendment No. 1”) and as further amended by Amendment No. 2 thereto filed by the Sponsor and XP Inc. on July 10, 2023 (“Amendment No. 2”). This Amendment No. 3 is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment No. 3.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).

Item 4. Purpose of Transaction

The sub-section headed “Purchase and Sponsor Handover Agreement” in Item 4 is hereby amended by inserting the following at the end of that sub-section (which shall be deemed to replace the sub-section that was inserted pursuant to Amendment No. 2):

Purchase and Sponsor Handover Agreement

On July 10, 2023, the Issuer entered into a Purchase and Sponsor Handover Agreement (the “Purchase and Sponsor Handover Agreement”) with J. Streicher Holdings, LLC, (the “New Sponsor”) and the Sponsor, pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor agreed to sell, and the New Sponsor agreed to purchase, 4,400,283 Class B ordinary shares of the Issuer, par value $0.0001 per share, and 4,261,485 private placement warrants of the Issuer to acquire 4,261,485 Class A Ordinary Shares of the Issuer held by the Sponsor, for a total purchase price of $250,000, and (ii) the New Sponsor agreed to become the Sponsor of the Issuer (together, the “Sponsor Handover”). The New Sponsor has also agreed to reimburse the Sponsor for $25,000 of legal fees and other expenses incurred by the Sponsor in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement.

As a condition to consummation of the Sponsor Handover, new members of the Issuer’s board of directors (the “Board”) and a new management team for the Issuer would be appointed by the existing Board and the existing Board members and the existing management team would resign (the “Director and Management Handover”), which would be effective upon consummation of the Sponsor Handover or as soon as possible thereafter.

Pursuant to the terms of the Purchase and Sponsor Handover Agreement, the New Sponsor also agreed, among other things, to (i) join as a party to the Letter Agreement, dated July 29, 2021, by and the Sponsor, the officers and directors of the Issuer and the Issuer (the “Letter Agreement”), (ii) at its own cost and expense to (a) extend the term of the existing directors’ and officers’ liability insurance policy for the coverage period ending no earlier than August 15, 2024, and (b) prior to an initial business combination of the Issuer (the “Business Combination”), obtain commercially reasonable run-off or “tail” directors’ and officers’ liability insurance policy coverage, including for the benefit of the Sponsor and the directors and officers of the Issuer that are party to the Letter Agreement, (iii) indemnify and hold harmless the Sponsor on terms that are the same as the indemnity agreements entered into between the Issuer and the indemnitees in connection with the Issuer’s initial public offering, and, if requested by the Sponsor or any other indemnitee, the Issuer and the New Sponsor shall assume the defense of any relevant claims or proceedings, and (iv) procure that, in connection with any Business Combination entered into by the Issuer, the Sponsor and the independent directors of the Issuer (as of the date of the Purchase and Sponsor Handover Agreement) shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Issuer (or any successor company following a Business Combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor or any PIPE investors in connection with such Business Combination.

In addition, pursuant to the terms of the Purchase and Sponsor Handover Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of each of the indemnity agreements dated July 29, 2021 entered into between the Issuer and each of the directors and officers of the Issuer shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Issuer, and (ii) the Issuer and the New Sponsor agreed to release the directors and officers of the Issuer (as of the date of the Purchase and Sponsor Handover Agreement) and the Sponsor from any and all claims relating to the Issuer that accrued or may have accrued prior to consummation of the Sponsor Handover.

On July 10, 2023, the Issuer filed a definitive proxy statement with the SEC relating to, among other things, the following proposals (the “Extension Proposals”) that were submitted to the Issuer’s shareholders at an extraordinary general meeting of shareholders held on July 27, 2023, at 9.30 a.m., Eastern Time (the “Extension Meeting”): (i) a proposal to amend the Issuer’s amended and restated memorandum and articles of association (the “Articles”) to extend the date by which the Issuer has to consummate a Business Combination (the “Extension Amendment Proposal”), (ii) a proposal to amend the Articles to change the name of the Issuer (the “Name Change Amendment Proposal”), (iii) a proposal to amend the Letter Agreement to allow the Sponsor to transfer its holdings in the Issuer to the New Sponsor or its affiliates (the “Letter Agreement Amendment Proposal”).

The Purchase and Sponsor Handover Agreement provides that consummation of the Sponsor Handover was conditional on, among other things, (i) approval of the Extension Amendment Proposal, the Name Change Amendment Proposal and the Letter Agreement Amendment Proposal, (ii) the New Sponsor joining as a party to the Letter Agreement, (iii) the Director and Management Handover, and (iv) the New Sponsor, at its own cost and expense, having extended the term of the existing directors’ and officers’ liability insurance policy for the coverage period ending no earlier than August 15, 2024.

On July 27, 2023, all of the conditions to the consummation of the Sponsor Handover were satisfied or waived and the Sponsor Handover was consummated on July 27, 2023. Therefore, as of the date hereof, the Sponsor holds 1,000,000 Class B Ordinary Shares of the Issuer.

The foregoing description of the Purchase and Sponsor Handover Agreement is qualified in its entirety by reference to the Purchase and Sponsor Handover Agreement which is attached to this Amendment No. 3 as Exhibit 1 and incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Amendment No. 3 is incorporated herein by reference.

(c) Except for the transactions described in this Amendment No. 3, the Reporting Persons have not engaged in any transaction since the filing of Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The information set forth in Item 4 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3) and Item 5 (as amended by Amendment No. 2 and this Amendment No. 3) hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description

1	Purchase and Sponsor Handover Agreement dated July 10, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 10, 2023).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2023

XPAC Sponsor LLC

	By:	/s/ Chu Chiu Kong
	Name:	Chu Chiu Kong
	Title:	Manager

XP Inc.

	By:	/s/ Fabrício Cunha de Almeida
	Name:	Fabrício Cunha de Almeida
	Title:	General Counsel and Director